UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No:   000-29283

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Bancshares, Inc.

100 South High Street

Columbus Grove, Ohio   45830

REQUIRED INFORMATION

(a)

United Bancshares, Inc. Restated Employee Stock Ownership Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b)

Exhibit
(23)  Consent of Independent Accountant.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED BANCSHARES, INC. RESTATED

EMPLOYEE STOCK OWNERSHIP PLAN

By:  Plan Administrative Committee

/s/ Brian D. Young ___________________________________	June 27, 2006 ______________________________
Name: Brian D. Young (on behalf of the Plan Trustees)	Date

United Bancshares, Inc. ESOP

Restated Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

4

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits

5

Statement of Changes in Net Assets Available for Benefits

6

Summary of Significant Accounting Policies

7

Notes to Financial Statements

8

SUPPLEMENTAL INFORMATION

12

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

13

Schedule H, Line 4(j) – Schedule of Reportable Transactions

14

Report of Independent Registered Public Accounting Firm

The Trustees

United Bancshares, Inc. Restated Employee

Stock Ownership Plan

Columbus Grove, Ohio

We have audited the accompanying statement of net assets available for benefits of United Bancshares, Inc. Restated Employee Stock Ownership Plan as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of United Bancshares, Inc. Restated Employee Stock Ownership Plan as of December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/   CLIFTON GUNDERSON LLP

Toledo, Ohio

June 20, 2006

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005

ASSETS

Investments:

Participant-directed

$

2,759,284

Nonparticipant-directed

3,293,406

Total investments

6,052,690

Receivable – employer contributions

52,892

NET ASSETS AVAILABLE FOR BENEFITS

$ 6,105,582

========

These financial statements should be read only in connection with the accompanying summary of significant accounting policies

and notes to financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December  31, 2005

ADDITIONS TO NET ASSETS AVAILABLE

FOR BENEFITS

Transfer of assets from other plans

$ 6,021,525

Investment income:

Net appreciation in fair value of investments

209,151

Interest and dividends, including $108,173 of dividends

from United Bancshares, Inc. common stock

174,590

Total investment income

383,741

Contributions:

Employer

425,059

Participants, including rollover contributions

of $32,740

398,466

Total contributions

823,525

Total additions

7,228,791

DEDUCTIONS FROM NET ASSETS AVAILABLE

FOR BENEFITS

Benefits paid to participants or their beneficiaries

1,119,435

Administrative expenses

3,774

Total deductions

1,123,209

Net increase

6,105,582

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year

_____-____

End of year

$

6,105,582

========

These financial statements should be read only in connection with the accompanying summary of significant accounting policies

and notes to financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

December 31, 2005

Significant accounting policies followed in preparing the financial statements of United Bancshares, Inc. Restated Employee Stock Ownership Plan (the Plan) are presented below.

BASIS OF PRESENTATION

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.  Such financial statements present the net assets available for benefits and changes in such net assets.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value.  The fair value of mutual funds is determined using the quoted net asset value of the specific fund.  The fair value of United Bancshares, Inc. (United) common stock is determined based on the latest closing price quoted on the NASDAQ over-the-counter bulletin board.  Participant loans receivable are valued at cost, which approximates fair value.

The net appreciation (depreciation) in fair value of investments includes reinvested capital gain distributions earned on mutual funds during the year, as well as the net appreciation (depreciation) in fair value of investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefit payments to participants or their beneficiaries are recorded upon payment.

ADMINISTRATIVE EXPENSES

All administrative expenses incurred in connection with the operation of the Plan, other than loan fees and custodian fees, are paid directly by the Plan’s sponsor, United and its subsidiary, the Union Bank Company.

This information is an integral part of the accompanying financial statements.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information.  Participants should refer to the Plan agreement and “Summary Plan Description” for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, was established effective September 21, 2004 for the purpose of providing benefits to the employees of United and its subsidiary.  Until the transfer described below, the Plan had no assets or activity.  The Plan was established as an employee stock ownership plan, as defined in Section 4975(e)(7) of the Internal Revenue Code.  As a result of the formation of the Plan, the United Bancshares, Inc. 401(k) Profit Sharing Plan and the United Bancshares, Inc. ESOP (collectively referred to as “Prior Plans”) were merged into the Plan and the assets of the Prior Plans transferred to the Plan on January 20, 2005 and February 1, 2005, respectively, as follows:

United Bancshares, Inc. 401(k) Profit Sharing Plan	$ 2,051,359
United Bancshares, Inc. ESOP	3,970,166

Total transfer of assets from other plans	$ 6,021,525 =========

All non-collective bargaining unit employees of United and its subsidiary who were participants in the Prior Plans, or who have attained age 18 and are expected to complete 1,000 hours of service during a 12-month period, are eligible to participate in the Plan.  Participants may enter the Plan on the first day of each calendar quarter.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

Plan participants may defer and contribute not less than 1% nor more than 50% of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code.

United and its subsidiary have agreed to make discretionary matching contributions to the Plan, based on participant deferral contributions, as well as discretionary profit sharing contributions based on annual compensation.  For the year ended December 31, 2005, the matching contribution was 50% of each participant’s deferral contribution, limited to 3% of compensation, and amounted to $127,089.

The discretionary profit sharing contribution, as approved by the Boards of Directors of United and its subsidiary, was 6% of annual compensation for the year end December 31, 2005, and amounted to $297,970.  To participate in the Plan’s discretionary profit sharing contribution, a participant must complete 500 hours of service, or have died, become disabled, or reached normal retirement age during the plan year.

United and its subsidiary have elected that all matching and profit sharing contributions be invested in United common stock in lieu of cash or other investments.  The Plan accepts rollover contributions from other qualified plans in the form of cash or United common stock.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Investment Options

Participants may direct the investment of the deferred contributions in their individual account to various investment funds which have been approved by the plan administrator.  The Plan presently offers 18 mutual funds and United common stock as investment options for plan participants.

Participant Accounts

Separate individual accounts have been established for each participant.  The balance of the accounts consist of participant deferral contributions, as well as any rollover contributions, and matching and profit sharing contributions made by United and its subsidiary, including investment earnings or losses thereon.

Shares of United stock are allocated to participants based on the respective matching and profit sharing contribution made on their behalf by United and its subsidiary, taking into consideration the average purchase price of United’s common stock during the period.  Shares are generally acquired by the Plan with the proceeds from quarterly cash dividends, unless the participant elects to take the dividend in cash as a distribution.  Shares acquired with the proceeds of cash dividends are also allocated to participants (other than those electing to receive cash dividends) ratably based on shares owned at the record date of the dividend.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in any deferral or rollover contributions made to the Plan, including earnings or losses thereon.  Vesting in discretionary matching and profit sharing contributions made by United and its subsidiary, plus earnings or losses thereon, is based on years of continuous service.  Participants are fully vested upon completion of three years of credited service.

Forfeited Accounts.

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represents forfeitures upon distribution of the vested portion of the participant’s account or upon completion of five consecutive 1-year breaks in service.  Forfeitures are allocated to all active participants based on relative compensation in the year in which the forfeiture becomes available for distribution.

Payment of Benefits

The normal retirement date is the date a participant reaches age 65.  When a participant reaches the normal retirement date, or reaches age 59-1/2, terminates employment with United or its subsidiary, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual accounts.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits, Continued

If a participant dies before receiving all of the benefits in their accounts, the surviving spouse or designated beneficiary receives the remainder in the participant’s accounts either as an annuity, a lump sum, or in the form of partial withdrawals provided the minimum withdrawal is $1,000.

The Plan also provides for hardship withdrawals.

Voting Rights

The Trustees of the Plan are entitled to exercise voting rights attributable to United shares held by the Plan.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  Loan terms may not extend beyond five years or the retirement of the individual participant.  Loans are secured by the balance in the participant’s accounts and generally bear interest at prime rate plus 1%.  Principal and interest is paid ratably through payroll deductions.  Loans which are more than 30 days delinquent as to principal and interest are considered in default.

Forfeited Accounts

Forfeited nonvested accounts amounted to $32,544 in 2005.  Such amounts are allocated to the accounts of active participants as additional contributions during the first quarter of the subsequent plan year.

NOTE 2 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005, are as follows:

Mutual funds:

The Growth Fund of America	$ 423,775
Dreyfus Premier Balanced Opportunity Fund	646,182

Common stock – United Bancshares, Inc.	$3,588,122

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2005, appreciated in value as follows:

Mutual Funds	$ 123,086
Common Stock	86,065

Net appreciation in fair value of investments	$ 209,151 ========

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE 3 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of nonparticipant-directed investments and changes in nonparticipant-directed investments, all consisting of United common stock, as of and for the year ended December 31, 2005, is as follows:

Nonparticipant-directed investments

$

3,293,406

========

Changes in nonparticipant-directed investments:

Transfer of investments from other plan

$

3,825,846

Contributions

516,487

Appreciation in fair value of investments, net of transfers

to participant-directed investments

(1,048,927)

Net change in nonparticipant-directed net investments

$

3,293,406

========

NOTE 4 - TERMINATION

Although United has not expressed any intention to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants become fully vested in their account balances.

NOTE 5 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated September 9, 2005, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.  The plan administrator believes that the Plan continues to qualify as a tax-exempt plan.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

FEIN:  34-1516518 – PLAN 004

SCHEDULE H, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Shares/

Fair

units

Description

value

221,489

*

Common stock - United Bancshares, Inc.

$ 3,588,122

Mutual funds:

3,802

Allianz CCM Mid-Cap Fund

104,317

13,914

American Beacon Small Cap Value Fund

283,853

7,866

American Century International Growth Fund

79,447

13,737

The Growth Fund of America

423,775

7,503

Artisan Small Cap Fund

130,252

392

Columbia Real Estate Equity Fund

9,635

999

Dodge & Cox Income Fund

12,532

34,280

Dreyfuss Premier Balanced Opportunity Fund

646,182

7,895

Hotchkis & Wiley Large Cap Value Fund

184,273

188

Oakmark Fund

7,705

1,815

Oppenheimer Developing Markets Fund

65,924

6,485

PIMCO Low Duration Fund

64,784

23,580

PIMCO Total Return Fund

247,591

627

Pioneer High Yield Fund

6,739

220

Scudder Limited Duration Plus Fund

2,148

3,546

T. Rowe Price Growth Stock Fund

100,696

56,626

*

FISERV Trust Money Market Account

56,626

947

Vanguard Intermediate Term U.S.

Treasury Portfolio

10,347

Total mutual funds

2,436,826

Participant loans, with interest ranging from

6.794% to 8.315%, payable bi-weekly

through December 2010

27,742

TOTAL ASSETS (HELD AT END OF YEAR)

$6,052,690

=======

*  Party-in-interest

NOTES:

(1)

The number of units for each mutual fund is rounded to the nearest whole unit.

(2)

All mutual funds, participant loans, and a portion of common stock are participant-directed.  The cost for participant-directed investments is not required to be reported.  It is not practicable to determine cost basis for that portion of United Bancshares, Inc. common stock that is nonparticipant directed.

UNITED BANCSHARES, INC.

RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

FEIN:  34-1516518 – PLAN 004

SCHEDULE H, Line 4(j) –

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Sales

Purchase

Proceeds

Loss

Shares

Security description

price

Cost

from sale

on sale

*

Common stock – United

Bancshares, Inc.

288,156

Purchases

$

4,415,399

$

-

$

-

$

-

66,667

Sales

-

933,046

913,342

(19,704)

*  Party-in-interest.

NOTE:

(1)

The purchase price and selling price represents the fair value of the security at the time of  purchase or sale, respectively.

(2)

Purchases include transfers from the United Bancshares, Inc. ESOP.

(3)

The above summary for United Bancshares, Inc. common stock includes both participant and nonparticipant-directed transactions since it is not practicable to determine specific nonparticipant-directed information.

EXHIBITS INDEX

Exhibit No.

Description

Page No.

23

Consent of Independent Accountant

16

Exhibit 23

Consent of Independent Accountant

The Trustees

United Bancshares, Inc. Restated Employee

Stock Ownership Plan

Columbus Grove, Ohio

We hereby consent to the incorporation by reference in the prospectus constituting part of the registration statement on Form S-8 for United Bancshares, Inc. Restated Employee Stock Ownership Plan of our report dated June 20, 2006, with respect to the financial statements and supplemental schedules of United Bancshares, Inc. Restated Employee Stock Ownership Plan as of and for the year ended December 31, 2005.

/s/   CLIFTON GUNDERSON LLP

Toledo, Ohio

June 27, 2006

16